Return Linked Notes

Filed Pursuant to Rule 433
Registration No. 333-112708
September 20, 2006

Return Linked Notes

100% Principal Protection
Equity Exposure

Bank of America

Related Documentation

This document generally describes the terms of Bank of America Corporation Return Linked Notes (the “Return Linked Notes”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004 and the prospectus dated April 14, 2004. Terms used below have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we”, “us”, “our” or similar references are to Bank of America Corporation.

In connection with each offering of Return Linked Notes, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext 8432).

You may access the prospectus supplement and the attached prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing BAC’s filings for the relevant dates on the SEC website):

http://www.sec.gov/Archives/edgar/data/70858/000119312504063259/d424b5.htm

The terms of the Return Linked Notes described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

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Bank of America Corporation Return Linked Notes

Return Linked Notes provide you with an opportunity to participate in the potential appreciation of one or more securities or securities indices (the “Underlying Equity”) through a supplemental return. In addition, the Return Linked Notes are fully principal protected if held until maturity. At maturity, you will receive the principal amount of the Return Linked Notes and any “Supplemental Redemption Amount,” as described below. The Supplemental Redemption Amount will be based upon the performance of the Underlying Equity over the term of the Return Linked Notes.

Return Linked Notes are our senior debt securities. However, Return Linked Notes differ from traditional debt securities in that you may not receive interest payments, and they contain a derivative component.

The Supplemental Redemption Amount will likely depend upon the “Participation Rate” that we will determine on the pricing date. The Participation Rate will reflect the extent to which the Supplemental Redemption Amount reflects the appreciation of the Underlying Equity during the term of the Return Linked Notes, and will be set forth in the applicable pricing supplement. The higher the Participation Rate is on the Return Linked Notes, the greater the Supplemental Redemption Amount to be paid, if any, will be. See “Payment at Maturity.”

If you hold the Return Linked Notes until maturity, you will receive, at a minimum, your principal amount. In addition, you also may receive a Supplemental Redemption Amount. However, if you sell the Return Linked Notes prior to maturity, you may find that the market value of the Return Linked Notes is less than the principal amount of the Return Linked Notes.

Return Linked Notes are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Return Linked Notes may be listed on a stock exchange, such as the American Stock Exchange. However, whether or not they are listed, there may be little or no secondary market for Return Linked Notes.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agent in connection with each offering of Return Linked Notes.

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The Underlying Equity

At maturity, the Supplemental Redemption Amount will be determined by reference to the appreciation of the Underlying Equity during the term of the Return Linked Notes.

The Underlying Equity may consist of:

•	US broad-based equity indices*

•	US sector or style-based equity indices*

•	Non-US or global equity indices*

•	Common shares of US issuers registered under the Security Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-US issuers registered under the Exchange Act

•	Broad-based Exchange Traded Funds (ETFs)*

•	Sector or style-based Exchange Traded Funds (ETFs)*

The applicable pricing supplement will set forth the specific Underlying Equity for the Return Linked Notes, and provide information as to the historical levels of the Underlying Equity.

The Underlying Equity may consist of a single index or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket,” of indices, stocks or other types described above. If the Underlying Equity consists of a basket, the applicable pricing supplement will also set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Level.”

If we issue any Return Linked Notes in which the Underlying Equity consists of one or more common shares, each issuer of such shares (a “Stock Issuer”) will be a company that is subject to the information requirements of the Exchange Act, and that files reports and other information with the SEC. Each Stock Issuer will have a class of common equity securities registered under the Exchange Act. However, if the Stock Issuer is not a United States company, the return on the Return Linked Notes may depend on the performance of an equity security that is not listed or traded in the United States. This may occur, for example, if the Stock Issuer is traded in the United States, but the common equity securities of the Stock Issuer are traded on one or more foreign stock exchanges.

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The Underlying Equity (cont.)

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return” and “Index Percentage Change” contemplate Return Linked Notes in which the Underlying Equity consists of a single securities index. If the Underlying Equity were to consist of, for example, a basket of indices, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return” and “Basket Percentage Change.”

*Pending the execution of proper licensing agreements.

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Payment at Maturity

At maturity, you will receive the principal amount of the Return Linked Notes and any Supplemental Redemption Amount. The Supplemental Redemption Amount will be based upon the performance of the Underlying Equity over the term of the Return Linked Notes.

The calculation agent for the Return Linked Notes will determine the Supplemental Redemption Amount, if any, by multiplying the Index Return, as defined below, by the principal amount of the Return Linked Notes you hold at maturity.

The “Index Return” shall equal:

Index Percentage Change x Participation Rate

The “Index Percentage Change” will equal:

(Ending Level - Starting Level)
Starting Level

The “Starting Level” will be the closing level of the Underlying Equity on the pricing date. The “Ending Level” will be the closing level of the Underlying Equity on the valuation date. The valuation date will typically fall several business days before the maturity date of the Return Linked Notes. (If specified in the applicable pricing supplement, instead of a valuation date, a “valuation period” of two or more trading days may apply to the Return Linked Notes.)

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

If the Index Return is less than or equal to the zero, then the Supplemental Redemption Amount will equal $0.00.

If the Index Return is greater than zero, then the Supplemental Redemption Amount for each $1,000 principal amount of the Return Linked Notes will equal the product of:

$1,000 x Index Return

You will receive a Supplemental Redemption Amount only if the Index Return is greater than zero. If the Index Return is a negative number, you will not receive any Supplemental Redemption Amount.

The Supplemental Redemption Amount, if any, will be calculated after the close of the relevant securities markets on the valuation date. Changes in the value of the Underlying Equity between the valuation date and the maturity date will not affect the Supplemental Redemption Amount, if any, payable to you at maturity.

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Examples of Payment at Maturity

Examples: Below are three hypothetical examples of the calculation of the Supplemental Redemption Amount for a Return Linked Note with a principal amount of $1,000. In each case, a Starting Level of 1,000 and a Participation Rate of 95.00% are assumed.

Example 1: The hypothetical Ending Level is 1,500, which represents a 50.00% increase over the Starting Level.

Index Return = Index Percentage Change x Participation Rate = 50.00% x 95.00% = 47.50%

Supplemental Redemption Amount = 47.50% x $1,000.00 = $475.00

The amount payable at maturity of a $1,000 principal amount Return Linked Note would be $1,475.00, representing the sum of the principal amount and the Supplemental Redemption Amount.

Example 2: The hypothetical Ending Level is 600, which represents a 40.00% decrease from the Starting Level.

Index Return = Index Percentage Change x Participation Rate = -40.00% x 95.00% = -38.00%

Since the Index Return is a negative number, the Supplemental Redemption Amount to be paid at maturity would equal $0.00.

The amount payable at maturity of a $1,000 principal amount Return Linked Note would be $1,000.00, representing only the principal amount.

Example 3: The hypothetical Ending Level is 1,100, which represents a 10.00% increase over the Starting Level.

Index Return = Index Percentage Change x Participation Rate = 10.00% x 95.00% = 9.50%

Supplemental Redemption Amount = 9.50% x $1,000.00 = $95.00

The amount payable at maturity of a $1,000 principal amount Return Linked Note would be $1,095.00, representing the sum of the principal amount and the Supplemental Redemption Amount.

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Examples of Payment at Maturity (cont.)

The amounts in the table below and the returns in the graph on the next page are for purposes of illustration only and are based upon a Return Linked Note linked to a single underlying index with a principal amount of $1,000, a hypothetical Participation Rate of 95.00%, and a range of hypothetical Ending Levels. The actual amounts payable at maturity on the Return Linked Notes will depend on the actual Ending Level and the actual Participation Rate that applies to the Return Linked Notes.

Hypothetical Ending Level	Hypothetical Index Percentage Change	Hypothetical Index Return	Hypothetical Supplemental Redemption Amount	Sum of Principal Amount and Hypothetical Supplemental Redemption Amount

200.00	-80.00%	-76.00%	$0.00	$1,000.00
300.00	-70.00%	-66.50%	$0.00	$1,000.00
400.00	-60.00%	-57.00%	$0.00	$1,000.00
500.00	-50.00%	-47.50%	$0.00	$1,000.00
600.00	-40.00%	-38.00%	$0.00	$1,000.00
700.00	-30.00%	-28.50%	$0.00	$1,000.00
800.00	-20.00%	-19.00%	$0.00	$1,000.00
900.00	-10.00%	-9.50%	$0.00	$1,000.00
1,000.00	0.00%	0.00%	$0.00	$1,000.00
1,100.00	10.00%	9.50%	$95.00	$1,095.00
1,200.00	20.00%	19.00%	$190.00	$1,190.00
1,300.00	30.00%	28.50%	$285.00	$1,285.00
1,400.00	40.00%	38.00%	$380.00	$1,380.00
1,500.00	50.00%	47.50%	$475.00	$1,475.00
1,600.00	60.00%	57.00%	$570.00	$1,570.00
1,700.00	70.00%	66.50%	$665.00	$1,665.00
1,800.00	80.00%	76.00%	$760.00	$1,760.00

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Examples of Payment at Maturity (cont.)

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Summary of Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the Return Linked Notes to certain United States Holders that acquire the Return Linked Notes upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed United States federal income tax summary. The tax consequences of investing in the Return Linked Notes are complex and you should consult your own tax advisor concerning the application of the United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the Return Linked Notes arising under the laws of any state, local or foreign jurisdiction.

The amount payable on the Return Linked Notes at maturity will depend on the market price of the Underlying Equity. Accordingly, although the matter is not free from doubt, Return Linked Notes with a maturity of more than one year should be treated as “contingent payment debt instruments” for United States federal income tax purposes subject to taxation under the “noncontingent bond method.” As a result, the Return Linked Notes generally will be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a United States Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” as described below, established by us for determining interest accruals and adjustments with respect to a Return Linked Note. A United States Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a Return Linked Note must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the applicable United States federal rate based on the overall maturity of the debt instrument. A “projected payment schedule” with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. This amount is not calculated or provided for any purpose other than the determination of a United States Holder’s interest accruals and adjustments with respect to the Return Linked Notes for United States federal income tax purposes. We make no representation regarding the actual amounts of payment on the Return Linked Notes, except with respect to the principal amount.

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Summary of Certain United States Federal Income Tax Consequences (cont.)

Based on the comparable yield and the projected payment schedule of the Return Linked Notes, a United States Holder of a Return Linked Note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Return Linked Note for each day in the taxable year on which the holder held the Return Linked Note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Return Linked Note, as set forth below. The daily portions of interest for a Return Linked Note are determined by allocating to each day in an accrual period the ratable portion of interest on the Return Linked Note that accrues in the accrual period. The amount of interest on a Return Linked Note that accrues in an accrual period is the product of the comparable yield on the Return Linked Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Return Linked Note at the beginning of the accrual period. The adjusted issue price of a Return Linked Note at the beginning of the first accrual period will equal its issue price and for any subsequent accrual period will be (1) the sum of the issue price of the Return Linked Note and any interest previously accrued on the Return Linked Note by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the Return Linked Note for previous accrual periods. The issue price of each Return Linked Note in an issue of Return Linked Notes is the first price at which a substantial amount of those Return Linked Notes has been sold (including any premium paid for those Return Linked Notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, a United States Holder of a Return Linked Note will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A United States Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over the projected contingent payments) for a Return Linked Note for the taxable year in which a contingent payment is paid. A negative adjustment (i.e., the excess of projected contingent payments over actual payments) for a Return Linked Note for the taxable year in which a contingent payment is paid (1) will first reduce the amount of interest for the Return Linked Note that a United States Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Return Linked Note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the Return Linked Note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the Return Linked Note or to reduce the amount realized on a sale, exchange, or retirement of the Return Linked Note. Where a United States Holder purchases a Return Linked Note at a price other than its issue price, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments for the Return Linked Note.

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Summary of Certain United States Federal Income Tax Consequences (cont.)

If you purchase a Return Linked Note in a transaction after the initial issuance of the Return Linked Notes, you should consult your tax advisors for additional guidance in making these adjustments.

A United States Holder generally will treat any gain on sale or exchange of the Return Linked Notes as ordinary interest income. The pricing supplement will set forth additional information about the United States federal income tax consequences of the Return Linked Notes, including a discussion of the tax consequences of payments on the Return Linked Notes and a sale, exchange or retirement of the Return Linked Notes, possible alternative tax treatments of the Return Linked Notes, backup withholding and information reporting considerations, and, if applicable, certain tax consequences applicable to Return Linked Notes with a maturity date of not more than one year from the date of issue.

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Risk Factors

An investment in the Return Linked Notes entails significant risks. The following is a list of some of the principal risks associated with an investment in the Return Linked Notes. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the notes. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the Return Linked Notes, including those described below, with your advisors in light of your particular circumstances. The Return Linked Notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Return Linked Notes or financial matters in general.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the Underlying Equity.

•	The trading market for the Return Linked Notes may be limited.

•	If you attempt to sell the Return Linked Notes prior to maturity, the market value of the Return Linked Notes, if any, may be less than the principal amount of the Return Linked Notes. A variety of complex and interrelated factors could reduce the market value of the Return Linked Notes, including:

•	Market value of the Underlying Equity;

•	Volatility of the Underlying Equity;

•	General economic and other conditions;

•	Interest rates;

•	Time to maturity;

•	Volatility of any foreign currency* which relates to the level of the Underlying Equity;

•	Dividend yield on the Underlying Equity; and

•	Earnings performance and creditworthiness of the Underlying Equity.

•	Changes in our credit ratings could reduce the market value of the Return Linked Notes.

•	Our hedging activities may affect the Supplemental Redemption Amount and the market value of the Return Linked Notes.

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Risk Factors (cont.)

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with any issuers of the securities comprising the Underlying Equity, and are not responsible for any disclosure made by those companies.

•	You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer or issuers of the Underlying Equity.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities may create conflicts of interest with you.

•	Secondary market prices of the Return Linked Notes may be affected adversely by the inclusion in the original issuance price of the Return Linked Notes of the agents’ commissions and costs of hedging our obligations under the Return Linked Notes.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

* Only applicable if the level of the Underlying Equity depends upon one or more levels determined on a foreign securities exchange, such as an Underlying Equity that consists of a non-US stock index.

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